SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Enviva Inc.
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

29415B1035
(CUSIP Number)

Philippe B. Pradel
Inclusive Capital Partners, L.P.
1170 Gorgas Avenue
San Francisco, CA 94129

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 28, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29415B1035	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Inclusive Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,969,862*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,969,862*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,969,862*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON PN, IA

* As disclosed in Item 5(b), includes 21,152 shares of Common Stock held by Mr. Ubben for the benefit of In-Cap and the In-Cap Funds.

CUSIP No. 29415B1035	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Jeffrey W. Ubben
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,969,862*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,969,862*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,969,862*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON IN

* As disclosed in Item 5(b), includes 21,152 shares of Common Stock held by Mr. Ubben for the benefit of In-Cap and the In-Cap Funds.

CUSIP No. 29415B1035	SCHEDULE 13D/A	Page 4 of 6 Pages

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (“Amendment No. 9”). This Amendment No. 9 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 9 have the meanings set forth in the Schedule 13D, as amended. This Amendment No. 9 amends Items 5(a)-(c) and (e) as set forth below.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) and (e) of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages used in this Schedule 13D are calculated based upon 74,496,537 shares of Common Stock outstanding as of November 3, 2023, as reported in the Issuer’s Quarterly Report for the quarterly period ended September 30, 2023, on Form 10-Q filed by the Issuer with the SEC on November 9, 2023.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

Mr. Ubben holds 21,152 shares of Common Stock directly, which shares were issued to Mr. Ubben pursuant to stock award grants and upon vesting of previously reported restricted stock units that were issued to Mr. Ubben for his previous service on the board of directors of the Issuer and its predecessor. Mr. Ubben holds such 21,152 shares of Common Stock for the benefit of the In-Cap Funds and indirectly for the benefit of In-Cap, and may, after vesting, if applicable, transfer the shares of Common Stock directly to the In-Cap Funds.

(c)	The transactions in the shares of Common Stock effected by the Reporting Persons since the filing of Amendment No. 8 are set forth on Schedule A and are incorporated herein by reference

(e)	December 28, 2023.

CUSIP No. 29415B1035	SCHEDULE 13D/A	Page 5 of 6 Pages

Schedule A

This Schedule sets forth information with respect to each purchase and sale of shares of Common Stock effectuated by the Reporting Persons since the filing of Amendment No 8. All transactions were effectuated in the open market through a broker. Where a price range is provided in the column titled “Price Range ($)”, the price reported in the column titled “Price Per Share ($)” is a weighted average price. These shares of Common Stock were purchased or sold in multiple transactions at prices between the price ranges indicated in the column titled “Price Range ($)”. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock purchased or sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

12/28/2023	(1,000,000)	1.0156	1.00 - 1.095
12/29/2023	(300,000)	0.9318	0.91- 1.03

CUSIP No. 29415B1035	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 29, 2023

Inclusive Capital Partners, L.P.

By:	/s/ Philippe B. Pradel
Name:	Philippe B. Pradel
Title:	Chief Compliance Officer

/s/ Jeffrey W. Ubben
JEFFREY W. UBBEN